EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 22, 2005
LJ INTERNATIONAL EXPECTS ACCELERATED
GROWTH AND OUTLINES EXPANSION STRATEGY
IN SPECIAL LETTER TO SHAREHOLDERS
Chairman and CEO Expects Significant Contributions in
Revenues and Earnings from ENZO Retail Stores in China
HONG KONG and LOS ANGELES, August 22, 2005 — LJ International, Inc. (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that its Chairman and CEO, Yu Chuan Yih, has issued a Special Letter to Shareholders to update investors on the current status of the Company and, more importantly, to offer management’s view on the Company’s growth strategy and prospects going forward. The text of the letter follows:
“Dear Shareholder,
It has been a pivotal 14 months since I last wrote you with a review of our progress and an assessment of the future. Back then, LJ International (Nasdaq/NMS: JADE) (LJI) had just recorded a banner year of sales growth and was achieving consistent profitability. Its next big strategic move, into the retail Chinese market, was getting under way. As I said at the time, LJI had earned the right to be called, once again, a true growth company.
This time around, I can again report strong revenue growth and steady net income. The main difference is that we are well along in executing our China strategy, and we can expect the pace of our expansion there to accelerate in the remainder of 2005 and beyond. As expected, this effort has had a short-term impact on margins, as we absorb the startup costs of our new retail stores in China. For those who take a longer view of the Chinese consumer jewelry market and of our role in it, whichever jewelry company is the first and fastest to penetrate the Chinese

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market will have the biggest opportunity in what is a historic time for China — and we intend to be that company.
A Historic Time to Invest in China
I cannot predict future global economics, of course, but I can tell you this: China is growing in wealth and economic clout, and the growth shows no signs of stopping. Its rate of GDP expansion, recently pegged at 9.5% annually, is by far the fastest growing among major nations. The recent bid by the Chinese firm CNOOC for the U.S. oil company Unocal, later withdrawn for political rather than business reasons, was just one sign of how China’s wealth and economic power are on the rise. I’m confident that China’s growth will continue and that it will lift many millions of workers and business people into a state of real affluence, where they will be eager customers for the types of products that we sell.
China is mostly known to the rest of the world as a manufacturing powerhouse. But it is also a huge, fast-growing market for retailers. According to a report early this year by Business Week, the nation’s overall retail business has risen 15% annually for the past 20 years, reaching about $628 billion in 2004. That makes it the third largest retail market in the world. The mega store chain Carrefour, one of our customers, is now ranked fifth among retailers in China, with some 240 stores there doing $1.8 billion in sales at the end of 2004. Wal-Mart , ranked 16th in the Business Week report, has recently announced plans to nearly double the number of its China stores — from the current 48 to 90 by the end of 2006. The expansion of these foreign-based chains is being spurred by China’s participation in the World Trade Organization (WTO), which has led the government to lift most restrictions on retail outlets, including limits on what they can sell and their share of foreign ownership. But regulatory change is only part of the story. The other part is economic. The world’s retail leaders, such as Wal-Mart, are casting their votes of confidence in the future of the Chinese retail market, which holds huge promise for those who know how to appeal to the Chinese consumer. With its longstanding ties to China through business operations and personal backgrounds, LJI has that knowledge.
LJI: A History of Strong Financial Performance
To review our recent results briefly, LJI has continued to exceed it sales goals. In 2004, our revenue totaled $77.4 million, which was 33% above the $58.2 million recorded in 2003. The increase exceeded the 26% sales jump we saw from 2002 to 2003. In the first half 2005, revenue increased by 19%, to $36.5 million from $30.8 million in the first half of 2004. In the latest quarter — the second quarter ending June 30, 2005 — we recorded $19.1 million in sales, up 17.3% from the second quarter of 2004 and more than $1 million over our previous guidance range.
As expected, net income has fallen in the first half of 2005 as a direct result of the start-up expenses related to the opening of our ENZO retail stores in China. It was $0.02 per fully diluted share in each of the first two quarters, compared to $0.04 in the second quarter of 2004 and $0.03 in the first. For all of 2004, EPS rose 16%, to $0.22 from $0.19 in 2003. We expect LJI to return to such EPS growth rates — or better — after the ENZO Division hits break-even points (an event

LJ International

we expect in 2006) and starts adding to LJI’s bottom line. One of the gratifying things about these numbers is that they show how well LJI’s sales have been doing apart from our China growth initiative.

That is, we have continued to expand sales sharply in our established markets even as we move into new ones. We continue to enjoy solid relationships with our major customers, most of whom are continuing to expand their business with us. These include the three largest U.S. home-shopping networks, two-thirds of the largest U.S. jewelry chains and some of the world’s largest retailers. Each of these new customers has the potential to match or exceed our top customer as a buyer of our products.
China Sales Begin to Make Their Mark
During 2004, we opened a new China retail operation, ENZO, and began selling jewelry direct to consumers at our own Mainland outlets. The first of these was a high-end jewelry showroom in Hong Kong, opened last spring. It was followed in the Fall by two stores in Shanghai, one of them being the ENZO flagship store. We are stepping up the pace in 2005, having opened four new stores in May and expect five more by the end of this year, including our recently announced 8,000 square-foot store in Macau — which will represent the single largest retail jewelry store across all of the Greater China Region.
What will this mean for sales and earnings? While I cannot predict volume with certainty, our knowledge of the Chinese market and of jewelry retailing in general leads us to expect that each new store will generate a significant new revenue steam when fully on-line. Because of the phased-in schedule of openings, this would result in an overall revenue contribution of about $1.5 million from the China stores in 2005 and exponentially more in the years ahead.
As I mentioned, the early phase of our China expansion has pressured margins somewhat as we expected. As the expansion proceeds, however, we expect it to have the opposite impact as our retailing profile rises. Our overall gross profit was running at just over 20% in 2004. Because of our China branding strategy and direct-to-consumer retailing, we expect gross margins to be much higher on products sold through our ENZO stores. We think it is reasonable to expect these margins to be at least 50%, so that even a modest boost in revenue from this area should have a definite positive impact on the bottom line. For these reasons, we aim to reach the break-even point at our ENZO operations in 2006, with the unit becoming fully profitable in 2007. We believe these incremental financial contributions from our ENZO stores should enable us to accelerate our earnings growth at a rate LJI hasn’t experienced before.
Expansion Continues in Older Markets
In short, the future should look very bright to anyone with a mid- to long-term view. In our business, and given our multi-year growth strategy, that is the only reasonable view to take. We also see no reason to expect a significant drop-off in growth and profitability in the rest of our operations.

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In fact, the trend among our existing major customers and in our oldest markets has been very encouraging. Of our top 10 customers in 2004, seven increased sales with us and four increased sales by more than 20%. One of our largest customers, QVC London, boosted sales by 64%, to $8.5 million from $5.2 million. And we’ve seen very impressive sales expansion among newer customers such as Wal-Mart. During 2004, our sales to Wal-Mart increased 60%, growing to become our fourth largest customer. As the world’s largest retailer, Wal-Mart represents enormous growth potential for us, and the same could be said of several other retailers with whom we have formed relationships in recent years, such as HSN and ShopNBC. We built our business largely on sales to QVC, which continues to be a strong partner for us. But each of these new customers has the potential to match or exceed QVC as a buyer of our products. As for core geographic markets, our 2004 sales in the U.S. (which accounts for slightly less than three-quarters of our revenue) rose 31% year-over-year to $56.2 million. Sales in Europe rose 63%, to $13.0 million from $7.9 million.
I would like to close with a thought about expectations and time-frames. We expect great things in the future, and so should you, our shareholders. In the near term, you’ll probably be hearing news about LJI and its initiatives that should raise your expectations even higher. But any market will see volatility and uncertainty, which may rattle those who do not know the market well, or who may not have the financial strength to ride out bumps. China is no exception. As I write this, there is considerable uncertainty about the future of exchange rates between China and its trading partners. By extension, there is uncertainty about whether China will retain its price advantages in manufacturing. Without dismissing such short-range concerns, I see no dramatic break in the rising pattern of robust business expansion that, really, has been consistent in China ever since the government decided decades ago to scrap its old economic doctrine and choose growth through capitalism. In China and in the rest of the world, there is no foretelling the next shock. But I have seen the global economy roll with the punches many times, and I believe that it will continue to grow — providing LJ International with plenty of opportunities to continue growing with it.
Yours truly,
Yu Chuan Yih
Chairman and CEO”
Forward looking statements: Except for the historical information, the matters discussed in this press release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the
Securities and Exchange Commission.
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